UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark one)

    ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended December 31, 2005

OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to

Commission file number 001-14141

AVIATION COMMUNICATIONS &
SURVEILLANCE SYSTEMS 401(K) PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

L-3 COMMUNICATIONS HOLDINGS, INC.

600 Third Ave
New York, NY 10016

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
Index to Financial Statements

Pages
Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	3-4
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	5
Notes to Financial Statements	6-12
Supplemental Schedule:
Schedule H, line 4i* – Schedule of Assets (Held at End of Year)	13

*	Refers to item number in Form 5500 (‘‘Annual Return/Report of Employee Benefit Plan’’) filed with the Department of Labor for the plan year ended December 31, 2005.

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Aviation Communications & Surveillance Systems 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Aviation Communications & Surveillance Systems 401(k) Plan (the ‘‘Plan’’) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 29, 2006

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005
(in thousands)

	Participant Directed	Non- Participant Directed	Total
Assets:
Investment in Master Trust	$8,656	$1,475	$10,131
Net assets available for benefits	$8,656	$1,475	$10,131

See Notes to Financial Statements

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004
(in thousands)

	Participant Directed	Non- Participant Directed	Total
Assets:
Investment in Master Trust	$6,077	$1,682	$7,759
Net assets available for benefits	$6,077	$1,682	$7,759

See Notes to Financial Statements

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005
(in thousands)

	Participant Directed	Non- Participant Directed	Total
Additions:
Contributions:
Participant	$1,260	$—	$1,260
Employer	—	774	774
Rollover	197	—	197
Total contributions	1,457	774	2,231
Investment income:
Net appreciation (depreciation) in the fair value of investment in Master Trust	362	(183)	179
Interest and dividend income	220	14	234
Interest (participant loans)	11	—	11
Total investment income (loss)	593	(169)	424
Total additions	2,050	605	2,655
Deductions:
Benefit payments and other deductions	225	58	283
Transfers from non-participant directed funds to participant directed funds	754	(754)	—
Net increase (decrease)	2,579	(207)	2,372
Net assets available for benefits,
Beginning of period	6,077	1,682	7,759
Net assets available for benefits,
End of period	$8,656	$1,475	$10,131

See Notes to Financial Statements

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

General

The Aviation Communications & Surveillance Systems 401(k) Plan (the ‘‘Plan’’) was established effective June 1, 2001. Aviation Communications & Surveillance Systems, LLC (the ‘‘Company’’) maintains the Plan for its eligible employees. Employees of the Company who were participants in the L-3 Communications Master Savings Plan (the ‘‘Prior Plan’’) became participants in the Plan on June 1, 2001. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee (‘‘Plan Administrator’’) appointed by the Company. The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (‘‘ERISA’’), as amended. Participants may direct their investment to a combination of different funds, which are held in the L-3 Communications Master Savings Plan Trust (the ‘‘Master Trust’’), managed by Fidelity Management Trust Company (‘‘FMTC’’), as Trustee.

Contributions

Full time employees are eligible to participate in the Plan as of their date of hire. Part time employees must complete at least 1,000 hours of service, from the date of hire, before being eligible to participate in the Plan. Each eligible employee wishing to participate in the Plan must elect to authorize pre-tax and/or post-tax contributions by payroll deduction. Participants may contribute from 1% to 25% of total compensation, as defined. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as soon as administratively possible as of the first day of the payroll period elected. The Internal Revenue Code (‘‘IRC’’) of 1986, as amended, limited the maximum amount an employee may contribute on a pre-tax basis in 2005 to $14,000 for participants under 50 years of age and $18,000 for participants 50 years of age and over. Participants are 100% vested in their individual contributions and earnings thereon.

The Company matches 50% of participants’ contributions up to a maximum participant elected contribution percentage of 8% of compensation, which increases to 100% of participants’ contributions, up to 8% of compensation after five years of service. Company contributions are made in shares of L-3 Communications Holdings, Inc. common stock. Contributions are subject to IRC limitations.

Vesting

On June 1, 2001, participants of the Plan who were participants in the Prior Plan on May 31, 2001 became fully vested in Company contributions and earnings thereof in the Prior Plan. The table below presents the normal vesting schedule for Plan participants. Participants will also become fully vested in Company contributions of the Plan upon 1) disability, 2) death or 3) the participants 65th birthday if the participant is actively employed by the Company.

Completed Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) the Plan’s earnings, and may be charged with certain administrative

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant account balances from the Prior Plan may not be transferred into the Plan without the approval of the Benefit Plan Committee and such account balances are excluded from the Plan’s statement of net assets available for benefits at December 31, 2005 and 2004.

Master Trust Investments

All non-participant directed employer contributions must be initially invested in the L-3 Stock Fund, and may not be invested in other Master Trust investment options until two years after the end of the plan year in which the employer contribution is made. Participants have the option of investing participant-directed employee contributions in the L-3 Stock Fund, as well as other investment options that are described below.

L-3 Stock Fund – This fund was established effective October 1, 1998 and invests in L-3 Communications Holdings, Inc. (‘‘L-3 Holdings’’) common stock and money market funds. L-3 Holdings is the parent company of L-3 Communications Corporation. This fund represented 44.0% and 47.1% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Calamos Growth Fund Class A – This fund is designed to seek long-term capital growth and invest in securities of companies that offer above-average potential for earnings growth. This fund represented 3.1% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004.

Dodge & Cox Income Fund – This fund is designed to invest in a diversified portfolio consisting primarily of high-quality bonds and other fixed-income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations (CMOs) and others rated A or better by either S&P or Moody’s. This fund represented less than one percent of the Plan’s investment in the Master Trust at December 31, 2005 and 2004.

Dodge & Cox Stock Fund – This fund is designed to seek long-term growth of principal and income, and invest primarily in a broadly diversified portfolio of common stocks. This fund represented 3.6% and 1.2% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Fidelity Diversified International Fund – This fund is designed to seek capital growth and invest primarily in non-U.S. equity securities. This fund represented 4.8% and 3.0% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Fidelity Freedom Funds – These funds are designed to invest in a combination of underlying Fidelity equity, fixed-income, and short term funds to provide asset allocation with moderate risk. Each Fidelity Freedom Fund has a target retirement date and will gradually adopt a more conservative asset allocation over time.

Fidelity Freedom 2000 Fund – This fund is designed to invest in Fidelity equity, fixed-income, and short term funds and is targeted to investors who expect to retire in the near future. This fund represented less than one percent of the Plan’s investment in the Master Trust at December 31, 2005 and 2004.

Fidelity Freedom 2010 Fund – This fund is designed to invest in Fidelity equity, fixed-income, and short term funds and is targeted to investors who expect to retire around the year 2010. This fund represented 1.6% and 1.2% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Fidelity Freedom 2020 Fund – This fund is designed to invest in Fidelity equity, fixed-income, and short term funds and is targeted to investors who expect to retire around the year 2020. This fund represented 5.2% and 5.1% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

Fidelity Freedom 2030 Fund – This fund is designed to invest in Fidelity equity, fixed-income, and short term funds and is targeted to investors who expect to retire around the year 2030. This fund represented 2.7% and 2.8% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Fidelity Ginnie Mae Fund – This fund is designed to invest for a high level of current income primarily from Government National Mortgage Association mortgaged-backed pass-through certificates that are guaranteed as to timely payment of interest and principal by the full faith and credit of the U.S. Government. In seeking current income, the fund may also consider the potential for capital gain. This fund represented 2.5% and 3.2% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Fidelity Growth & Income Portfolio – This fund is designed to invest mainly in securities of companies that offer potential capital appreciation while paying current dividends. This fund represented 3.7% and 4.3% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Fidelity Magellan Fund – This fund is designed to invest for capital appreciation in a broad range of equities of domestic, multinational and foreign companies. This fund represented 5.3% and 6.4% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Fidelity Managed Income Portfolio II – This is a commingled trust fund which is designed to invest in investment contracts offered by major insurance companies and in fixed income securities. This fund represented 11.0% and 10.4% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Growth Fund of America Class R5 – This fund is designed to provide long-term growth of capital by investing primarily in domestic common stocks. This fund represented 1.2% and less than one percent of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

Spartan U.S. Equity Index Fund – This fund is designed to invest at least 80% of its assets in common stocks of the 500 companies that comprise the Standard & Poor’s 500 Index. This fund represented 3.5% and 3.2% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

T. Rowe Price Small Cap Stock Fund – This fund is designed to invest at least 80% of its assets in equities of small companies. A small company is defined for this purpose as having a market capitalization that falls within or below the range of the companies in the Russell 2000 Index, S&P Small-cap 600 Index or below the three-year average maximum market cap of companies in either index as of December 31 for the three preceding years. This fund represented 4.7% and 4.4% of the Plan’s investment in the Master Trust at December 31, 2005 and 2004, respectively.

2.	Summary of Significant Accounting Policies

Investment in Master Trust

Investment assets of the Plan are maintained in the Master Trust administered by FMTC, as Trustee. The Plan participates in the Master Trust along with all the assets of the L-3 Communications Master Savings Plan, and these plans together are collectively referred to as the Participating Plans.

The investment in the Master Trust represents the Plan’s proportionate share of assets held in the Master Trust. The assets consist of units of funds that are maintained by Fidelity Management Trust Company. (See Note 1 for a description of the fund options available at December 31, 2005.) Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.

Valuation of Investments

The investment in the Master Trust is stated at fair value. Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company.

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

The L-3 Stock Fund is a unitized fund whose underlying assets consist primarily of shares of L-3 Holdings common stock. The L-3 Stock Fund’s unit price is computed by the Trustee daily. Shares of L-3 Holdings common stock are valued at the last reported quoted market price of a share on the last trading day of the year.

The Fidelity Managed Income Portfolio II is a stable value commingled trust managed by FMTC. This fund is stated at fair value as determined by the Trustee, which is generally $1.00 per unit.

Participant loans are valued at cost, which approximates fair value.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, except for the recording of benefit payments, as discussed below.

Investment Transactions and Investment Income

Investment transactions by the Master Trust are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method.

Net appreciation in the fair value of the Plan’s investment, as shown in the statement of changes in net assets available for benefits, consists of the Plan’s proportionate share of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends are allocated to the L-3 Participating Plans based upon the relationship of each L-3 Participating Plan’s respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.

Forfeitures

Non-vested Company contributions are forfeited upon termination and are used by the Company to reduce future Company contributions and to pay plan expenses. Forfeitures available were approximately $39,000 and $18,000 at December 31, 2005 and 2004, respectively.

Benefit Payments

Benefit payments are recorded when paid.

Plan Expenses

The Plan provides for payment from available forfeitures of all its administrative expenses, including trustee, record keeping, consulting, audit and legal fees, with the exception of loan administration fees, which are charged to participants. In the event that forfeitures are not available, the Company pays for administrative expenses. Taxes and investment fees related to the stock funds or mutual funds are paid from the net assets of such funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Master Trust.

Risks and Uncertainties

The Plan provides for various investment fund options, which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Master Trust

The fair value of the investments of the Master Trust held by the Trustee and the Plan’s portion of the fair value at December 31, 2005 and 2004 are presented in the table below. The Master Trust represents 5% or more of the Plan’s net assets available for benefits at December 31, 2005 and 2004. The Plan’s percentage interest in the Master Trust was less than one percent at December 31, 2005 and 2004.

	Master Trust		Plan’s Portion
Fund	2005	2004	2005	2004
	(in thousands)
Investments at Fair Value as Determined by Quoted Market Price:
Calamos Growth Fund Class A*	$105,351	$57,775	$312	$237
Dodge & Cox Income Fund*	56,684	21,983	74	27
Dodge & Cox Stock Fund*	130,676	31,558	361	93
Fidelity Diversified International Fund*	103,500	47,677	491	231
Fidelity Freedom 2000 Fund*	9,060	8,749	53	42
Fidelity Freedom 2010 Fund*	85,836	64,371	158	95
Fidelity Freedom 2020 Fund*	80,100	42,274	523	397
Fidelity Freedom 2030 Fund*	44,743	19,633	274	218
Fidelity Ginnie Mae Fund*	45,571	44,098	253	251
Fidelity Growth & Income Portfolio*	111,763	108,394	374	335
Fidelity Magellan Fund*	152,945	158,285	540	493
Growth Fund of America Class R5*	83,918	29,190	121	72
Spartan U.S. Equity Index Fund*	116,938	65,120	355	248
T. Rowe Price Small-Cap Stock Fund*	136,212	72,449	479	340
T. Rowe Price Stable Value Fund*	30,285	—	—	—
	1,293,582	771,556	4,368	3,079
Investments at Estimated Fair Value:
L-3 Stock Fund	373,432	296,317	4.461	3,656
Fidelity Managed Income Portfolio II**	342,887	245,239	1,110	806
Participant Loans (Interest Rates of 5.0% to 8.0%)	39,175	32,354	192	218
	755,494	573,910	5,763	4,680
Total Investments	$2,049,076	$1,345,466	$10,131	$7,759

*    Mutual Fund

** Commingled Trust Fund

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

The net change in the fair value of the Master Trust and the Plan’s portion of the net change in fair value for the year ended December 31, 2005 is presented in the table below.

	Master Trust	Plan’s Portion
	(in thousands)
Net appreciation in fair value of investment:
Investment in Master Trust	$25,501	$179
Interest and dividend income	53,726	234
Interest (participant loans)	1,899	11
Net increase in fair value	$81,126	$424

4.	Benefit Payments

Upon termination, participants may receive the vested portion of their account balance as soon as practicable after termination, at the participants’ option, either in a lump sum or in periodic installments as provided for in the Plan document. Terminated participants who have an account balance in excess of $1,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

Assets in a participant’s account may be withdrawn before termination of employment or before reaching age 59½ only for financial hardship. Financial hardship is determined pursuant to provisions of the Plan and the IRC. Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59½. In the event of retirement or termination of employment prior to age 59½, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

5.	Loans

The Plan provides for loans to active participants. Participants may not have more than one loan outstanding at any time. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant’s account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined, plus one percent. The maximum term of a loan is 5 years, or 30 years if used to purchase a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants’ fund accounts. Repayment of the entire balance is permitted at any time. Participants who terminate employment may continue to repay their outstanding loans as permitted by the Plan document. Participant loans are secured by the participant’s vested account balance.

6.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 6, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable regulations of the IRC.

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS  - CONTINUED

7.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company to Fidelity Investments Institutional Operations Company, Inc. for record keeping services were $2,250 for the year ended December 31, 2005.

The Plan’s proportionate interest in the L-3 Stock Fund includes 58,722 shares of L-3 Holdings’ common stock valued at approximately $4,366,000 at December 31, 2005 and 48,777 shares of L-3 Holdings’ common stock valued at approximately $3,572,000 at December 31, 2004. The Plan received dividends on the L-3 Stock Fund in the amount of $26,646 for the year ended December 31, 2005.

8.	Termination Priorities

Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate the Plan at any time, subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, plan participants will become 100 percent vested in Company contributions and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

AVIATION COMMUNICATIONS & SURVEILLANCE SYSTEMS 401(K) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

Description of Investment	Cost	Current Value
Investment in Master Trust	**	9,939
* Participant Loans (interest rates of 5.0% to 8.0% maturing through November 2010)	**	192
Total		10,131

*	Party-in-interest

**	DOL Regulation 29 CFR 2520.103-11(d) permits the exclusion of historical cost information for participant directed investment balances.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Aviation Communications & Surveillance Systems 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Aviation Communications & Surveillance Systems 401(k) Plan Registrant

Date: June 29, 2006

/s/ Michael T. Strianese
Name: Michael T. Strianese
Title: Interim Chief Executive Officer
and Chief Financial Officer
of L-3 Communications Holdings, Inc.
(Principal Executive Officer and
Principal Financial Officer)